UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Launches New High Capacity Point-to-Point Product for License-Exempt and Public Safety Frequency Bands. Dated May 19th , 2009	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Launches New High Capacity Point-to-Point Product for
License-Exempt and Public Safety Frequency Bands

New BreezeNET® B300 delivers 250 Mbps, reaching more than 60 Kilometers with premium networking features for end-to-end broadband wireless solutions

Tel-Aviv, May 19, 2009 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced the addition of BreezeNET B300 to its portfolio of BreezeNET B family of point-to-point solutions. BreezeNET B300 high capacity point-to-point backhaul solution supports high bandwidth applications with advanced interference mitigation techniques, and enhanced networking capabilities to reduce network overhead and improve quality of service.

BreezeNET B300 platform provides a secure, reliable robust solution covering the 4.9 GHz and 5 GHz bands in a single software configurable solution. BreezeNET B300 enables aggregated net throughput of up to 250 Mbps and is ideal for high bandwidth applications, and complements the current BreezeNET B family. The BreezeNET B300 provides an efficient and highly secure solution in both LOS (line-of-sight) and NLOS (non-line-of-sight) applications

“BreezeNET B300 is a perfect complement to our existing portfolio of industry leading wireless broadband solutions. Alvarion is delivering this solution to the market to support its partners and customers with the growing demand for broadband connectivity among all market segments,” said Avinoam Barak, president of the Wireless Network Division of Alvarion. “The solution was designed to enable a rapid network build-out with a lower upfront investment to increase the ROI. As part of Alvarion’s strategy to strengthen its position in carrier and vertical markets, this product enhances our portfolio and allows Alvarion and its partners to provide an end to end wireless solution to the end users.”

The BreezeNET B product family for license-exempt wireless point-to-point bridging solutions, provides efficient and secure connectivity solutions for a variety of applications covering the 4.9 GHz and 5 GHz frequency bands in a single platform suited for enterprise and municipal wireless connectivity applications, leased line replacement, video surveillance, disaster recovery and backhaul services between remote locations.

The BreezeNET B300 is available worldwide (pending FCC approval in the USA). Contact Alvarion sales channels and partners to hear about exciting promotions.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeNet” are the registered trademarks of Alvarion Ltd. in certain jurisdictions.

All other companies’ names, products, services may be the properties of their respective owners.